INVEST IN **EDSOMA, INC**

🔥 AI-based EdTech App building Future Leaders, connecting families 👨‍👩‍👧


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edsoma.com Brock TX

Infrastructure | Technology | Software | Artificial Intelligence | Education

LEAD INVESTOR

David Lee Thompson

Edsoma appears to be a worthy investment in the lives of children and possibly adults. Reading is a fundamental need in society in order to function. I anticipate this investment will lead to the enrichment of many lives. The ability to read properly is crucial to a strong education. If a child can read, he/she is much better equipped to handle most subjects in school and hence improve their overall chances of being a productive citizen. In my review of Edsoma, I am very impressed with the technique and potential. I see this as a win-win for the children of the world and for the investors of this company.

Invested $25,000 this round

Highlights

1. 🚀 35,000+ (1100+/day) download requests in December 2021. Proof of concept produced.

1. 🚀 35,000+ (1100+/day) download requests in December 2021. Proof of concept produced.

2. 📱130 Million people in the USA lack proficiency in literacy – Edsoma helps solve this problem

3. 🔥 Positioned to disrupt fast-growing Global EdTech market valued at $252 billion by 2030

4. 🏆Patent-pending voice identification and word recognition technology

5. 🍯 Founder featured on Forbes, CIO views, Silicon Valley Review, with 3 multi-million dollar exits

6. 💕 Edsoma helps families enjoy quality time by building confidence in both Children and adults

7. 😎Team comprises Fortune 500 leaders, Lead Engineers from Motorola, Top-Rated App Developers,

8. 📈 Aiming to 50x the business over the next 5 years

Our Team



Kyle Wallgren Chief Executive Officer

Kyle is a father, entrepreneur, and creator of Edsoma. As an entrepreneur, he has built three multi-million-dollar companies.

> As a father that lives away from his kids I wanted to play a role in their education. As someone that can't read confidently it limited their growth. Feelings of helplessness and doubt for my child's future is not what any parent should feel. I built an affordable way to instill confidence in the educational development for the parent and child.



Diane Burton Chief Education Officer

Throughout her educational career, Dr. Diane Burton has strived to study and support student growth by triangulating how students learn, how teachers teach for student mastery, and what curriculum or programs can support this teaching and learning.



Harnil Oza Chief Technology Officer

Forbes magazine writes: "[Harnil] almost single-handedly put India on the global map for mobile app development". His first company was established 10 years ago and has so far created over 3,100+ mobile apps for clients and comp



Enrique Garcia Chief Financial Officer

Went to Fleet Call as a team member building the 3rd carrier in cellular. With Motorola, we used the frequencies granted to make it work. I lead the development of I.T. Years later, I saw Nextel at the top of the PanAm building in Manhattan.



Steve Burton Chief Information Officer

Steve has enabled companies to implement hundreds of software solutions and complex systems, using in-house and off-shore technical teams to support large scaling business growth.



Nadja Atwal Chief Communications Officer

Lead start up companies from living room to market leaders . Among them a swimwear label which made it to be the top featured swimwear brand in US Sports Illustrated Swimsuit issue in only 26 months. Built people from unknown to international stardom.



Vaughn Sutherland VP of Sales and Marketing

Vaughn is an involved father who earned his college degree via a basketball scholarship at the University of Memphis. Successful leader across multiple industries with Fortune Top 50 companies including McKesson, Verizon, and FedEx.

Why EDSOMA?


America Can't Read




130 Million US Adults
read below the equivalent
of a 6th Grader
Source: U.S. Department of Education

In the United States, we are witnessing a literacy problem. And we aren't just talking about the children.

54% of US adults – equating to around 130 million people – lack proficiency in literacy, reading below the equivalent of a sixth-grade level, according to the U.S. Department of Education. This means that around **36 million Americans are unable to read a job application** or understand basic written instructions.

A study conducted on behalf of the Barbara Bush Foundation for Family Literacy reveals that low levels of adult literacy could be costing the US as much as **$2.2 trillion a year.**

But that's not everything.

Reading to your kids – it's a simple act, and it means so much.

- It helps your child develop their imagination.
- It helps you forge a stronger relationship with your children.
- It helps your child learn to read and grow a lifelong love of books.
- It even helps parents develop their own reading skills.

But some parents can't ***always*** be there.

This is what happened to Edsoma creator Kyle Wallgren at the beginning of the Covid-19 pandemic. While his children were with their mother in Canada, Kyle was locked down in the US. In an increasingly virtual world, he couldn't communicate and share stories with his children in the way that he wanted. This is when Edsoma was born.

Edsoma is a children's education and communication platform offering real-time engagement through any personal communication device.




Edsoma connects families together through reading

EDSOMA is designed to promote quality family time while improving the reading skills of both children and adults.

We help children AND adults build their own reading confidence.

By using Edsoma, adults are able to improve their own reading skills and confidence, while improving the abilities of their children.

🎯 Value Proposition - How we are Better

- 📱Our real-time, patent-pending voice identification and word recognition technology identifies the words being spoken and the speed of the speech, determining if the words are being pronounced correctly.
- 🗣 If you begin to slow down or struggle, the Edsoma app breaks the word into syllables and pronounces it for you.
- 👫We help bring confidence to the parents as they work with their child and engage in meaningful, productive reading activities
- 👶We also help build confidence in younger children to engage in peer-to-peer learning while being supervised by our word identification software.


Why this is a smart investment opportunity

- 🚀**Growth Potential like Social Media Giants:** Social media giants like Facebook (Meta) have not yet tapped into the minds of kids under thirteen. By building trust at a young age, we have the opportunity to grow as they have.
- 😇**We are solving an often-neglected, yet very Real Problem:** 36 million Americans are unable to read a job application or understand basic written instructions. The problem we are solving is widespread and often neglected.
- 🌎**High-Impact Investment:** All leaders are readers. Invest is Edsoma and help us build future leaders by giving them the tools and confidence they need to grow a lifelong passion for reading.
- 💪**Experienced Team:** The founder has proven expertise in building multi-million dollar businesses with three (3) previous exits. The team comprises Fortune 500 leaders, renowned Engineers from Motorola, FORBES featured

Fortune 500 leaders, renowned Engineers from Motorola, FORBES featured App developers, and more

- 📊**Early Membership:** Secure your spot now and join us *early* in our journey.
- 🤓**Investor Perks:** We have plenty of perks for early investors, from free Edsoma T-shirts to private lake weekend with the founders at Possum Kingdom lake.


Similar disruptors are cashing in


epic!
Sold for $500M
BYJU'S
The Learning App
$1.4 Billion revenue in 2021
HOMER
Raised $150M at $1 Billion Valuation

Edsoma shares similarities with these platforms, although our patent-pending voice identification and word recognition technology separates us into a new category.

- Our competitors are focused on children's reading. However, if the child cannot be educated by the parent at home, or from a reliable source, the education ends when a child signs on to these platforms. Edsoma, on the other hand, is focused on bringing knowledge and confidence to the parent so they can support their child's confidence in reading.
- If the parent is unavailable at that very moment, the child can still learn from EDSOMA's avatar to facilitate the child's success.

It's clear that the Edsoma platform resonates with parents. In fact, we had 35,000+ requests for download in December 2021 through our market acceptance campaign. We estimate great success for Edsoma and have the dedicated and experienced team to see our plans through.

By 2024, our revenue is projected to reach $58,633,950, with a net income of $28,418,307 – and that's just the start.


Edsoma
Projected Revenue
60,000,000


Projected Reve
40,000,000
20,000,000
0
2022
2023
2024

(Forward-looking projections can't be guaranteed)

We want all children to have access to Edsoma, to help them learn to read with the confidence that every child deserves.

However, we can only do this with your help to raise the capital we require.


We are looking to raise
$1.07M in SAFE

This capital will be used to focus on improving our patent-pending voice identification and word recognition software, as well as AI development.

We will also dedicate a portion towards marketing and scaling the platform, so more people know about Edsoma and have access to it.


Scaling
8%
Content Development
10%
Voice Identification & Word Recognition
40%
Marketing
20%
Moving all developments to the USA
22%

We have made incredible progress. And this is just the beginning.


Edsoma
Dec 2021
Video streaming function testing
1000+ pre-subscriptions
Dec 2021


35,000 people product
verification test approval
Sept 2021
Over 80 children's tiles
onboarded
Oct 2021
Voice recognition word
identification technology function testing
May 2021
UXUI developed
March 2021
Concept created


March 2022 > Launch voice recognition word identification
February 2022 > BETA voice recognition word identification
February 2022 > 10,000 Subscribers
January 2022 > Launch paid subscription
January 2022 > 3 School BETA
December 2021 > Launch app to Beta group
May 2021 > Finish UXUI Design
Edsoma


We have put together
an amazing team


Edsoma
Founders
KYLE WALLGREN
Chief Executive Officer
DR. DIANE BURTON
Chief Education Officer
HARNIL OZA
Chief Technical Officer
ENRIQUE GARCIA
Chief Financial Officer
NADIA ATWAL
Chief Communications Officer
STEVE BURTON
Chief Information Officer
VAUGHN SUTHERLAND
VP of Sales and Marketing


KYLE WALLGREN
Chief Executive Officer
Edsoma


Kyle Wallgren is an award-winning serial entrepreneur and the CEO & founder of the children's education communication platform named Edsoma:"I started my entrepreneur journey at the age of 23 in the concrete industry. I was able to build and sell the company in 3 years and moved into the oilfield Industry . Five years later I was building another company with 34 employees, generating over $14 million a year in revenue -and yet this journey also taught me about how to navigate through unexpected downs.
ENRIQUE GARCIA
Chief Financial Officer
Enrique Garcia is an outstanding executive with many years of experience managing and directing high performance teams. His professional career includes positions at Fortune 500 / Fortune 100 companies as company president, senior vice president and advisor for organizations in multiple industries such as high tech, transportation, manufacturing and telecommunications.
HARNIL OZA
Chief Technical Officer
Harnil Ozais an experienced Chief Executive Officer with a demonstrated history of working in the information technology and services industry. Skilled in Mobile Application Development, Search Engine Optimization (SEO), Web Marketing Strategy, Web and Block Chain Development and IT Service Management.


Matt Lowe – Investor/ Advisor
founded DCS in 2003 to support the transportation needs for healthcare facilities, pharmaceutical companies, laboratories, and the environmental industry. Currently, DCS employs over 800 transportation experts across the United States., DCS has delivered 87% revenue growth in the last 5 years and is projecting another 24% growth in 2021.
Hyperlink Infosystem -Development team
- the best providers of IT services
Voted CLUTCH –Top app developer from 2014 to 2019
Hyperlink InfoSystem
Being the best at everything is not an option. BUT putting the best people in one room is. Edsoma has it all. Vision, Technology, Education and Scaling.
Edsoma

Invest in Edsoma Now and help us create future leaders and more connected families through reading.


Don't wish you did it. Do it.
Join us Early in our Journey.